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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2006

                        Commission File Number: 000-16977

                               STOLT-NIELSEN S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In accordance with General Instruction B, item (i), attached herewith as Exhibit
99.1 is a press release dated August 21, 2006, whereby Stolt-Nielsen S.A.
("SNSA" or the "Company") announced that the Supreme Court of the United States has denied a Renewed Application originally submitted to Justice John Paul Stevens that would have kept in place an injunction by a federal district court preventing the Department of Justice's Antitrust Division from bringing charges against the Company. The injunction was issued in January 2005 by the federal district court in Philadelphia and precluded criminal prosecution of the Company or its executives based on the validity of the amnesty agreement the Company signed with the Antitrust Division in January 2003. In March 2006, a two-judge panel of the Third Circuit appeals court reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the Division prior to an indictment. The Company took the measure of seeking the stay from Justice Stevens in his role as Circuit Justice for the Seventh Circuit because of the split between the Seventh Circuit and the Third Circuit on the underlying constitutional issues at stake in this matter. Justice Stevens' decision in no way effects the Company's request that the Supreme Court hear the case on its merits. That petition (formally known as a petition for a writ of certiorari) was filed on July 21, 2006 and is still pending before the Supreme Court.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of SNSA's Registration Statements on Form S-8 (No. 33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be a
part of such prospectuses from the date of the filing thereof. The press release attached herewith as Exhibit 99.1 shall not be deemed "filed" for purposes of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect SNSA's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in SNSA's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from SNSA's forward-looking statements: the general economic conditions and competition in the markets and businesses in which SNSA operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which SNSA operates; changes in the supply of and demand for the products SNSA transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that SNSA transports; prevailing market rates for the transportation services that SNSA offers and the fish products that SNSA sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing SNSA's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; SNSA's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing SNSA's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond SNSA's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       STOLT-NIELSEN S.A.


Date: August 21, 2006                                  By:    /s/ Alan B. Winsor
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                                                       Name:  Alan B. Winsor
                                                       Title: Attorney-in-Fact

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